SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                   FEI COMPANY
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    30241L109
                                 (CUSIP Number)


                                W. Loeber Landau
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 21, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

--------------------
CUSIP NO. 30241L109
--------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Philips Electronics N.V.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS
           WC, OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                          [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
--------------------------------------------------------------------------------
                  7. SOLE VOTING POWER
  NUMBER OF               0
    SHARES      ----------------------------------------------------------------
BENEFICIALLY      8. SHARED VOTING POWER
  OWNED BY                11,305,633
    EACH        ----------------------------------------------------------------
 REPORTING        9. SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH        ----------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                           11,305,633
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,305,633
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 30241L109
--------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Philips Industrial Electronics International B.V.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS
           WC, OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                          [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
--------------------------------------------------------------------------------
                   7. SOLE VOTING POWER
  NUMBER OF               0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY       8. SHARED VOTING POWER
  OWNED BY                11,305,633
    EACH         ---------------------------------------------------------------
 REPORTING         9. SOLE DISPOSITIVE POWER
   PERSON                 0
    WITH         ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                          11,305,633
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,305,633
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           55%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This Statement of Beneficial Ownership relates to the acquisition by Philips Industrial Electronics International B.V. ("PIE") of common stock (the "Common Stock") of FEI Company (the "Issuer"). The principal executive offices of the Issuer are located at 7451 N.W. Evergreen Parkway, Hillsboro, Oregon 97124-5830.

Item 2. Identity and Background.

      (a)-(c); (f). This Statement is being filed by Philips Electronics N.V., a Netherlands corporation ("Philips"), and by PIE, a Netherlands corporation and a wholly owned subsidiary of Philips. Philips acts as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. The principal office and business address of Philips is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands. PIE is a wholly owned subsidiary of Philips which manages the Industrial Electronics product division of Philips through a number of operating companies or business units. The principal office and business address of PIE is 2 Zwaanstraat 1, 5651 CA Eindhoven, The Netherlands. Philips and PIE are sometimes referred to herein as the "Reporting Persons".

      Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips, and the directors and executive officers of PIE. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of Common Stock of the Issuer.

      (d) (e). During the last five years, neither Philips nor PIE, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Philips or PIE has been convicted in a criminal proceeding (excluding traffic violations or similar criminal misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On February 21, 1997 PIE acquired beneficial ownership of the 11,305,633 shares of Common Stock of the Issuer pursuant to the closing (the "Closing") of the Combination Agreement, dated November 15, 1996 (as amended, the "Combination Agreement"), between the Issuer and PIE, as amended by Letter Agreements, dated November 22, 1996 and February 21, 1997, between PIE and the Issuer (the "Letter Agreements"). In consideration for the 11,305,633 shares of Common Stock of the Issuer issued or to be issued to PIE, PIE transferred to the Issuer all of the outstanding shares of stock of Philips Electron Optics International B.V., a Netherlands corporation ("PEO Holdings"), and Philips Electron Optics, Inc., a Delaware corporation ("PEO-US"). PEO Holdings and PEO-US contain substantially all of the assets and liabilities of the Philips' electron optics business (the "PEO Business").

      This item 3 is qualified in its entirety by reference to the Combination Agreement and the Letter Agreements which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.

Item 4. Purpose of the Transaction.

      The Reporting Persons acquired the shares of Common Stock of the Issuer in order to acquire control of the Issuer in connection with the combination of the PEO Business with the Issuer pursuant to the Combination Agreement. For a number of years FEI and the PEO Business have had a working relationship, including joint projects to develop hardware and software and the Issuer's use of Philips' electron microscopes as the platform on which FEI constructs its focused ion beam and combined ion beam systems. The Reporting Persons believe that the combined company will be a more effective competitor with a better ability to gain market share.

      As of the date of this statement, none of the Reporting Persons has any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D other than the following:

      1. Pursuant to the Combination Agreement, PIE was issued 9,728,807 shares of Common Stock (the "Definite Shares") at the Closing and may be issued without additional consideration up to 1,576,826 additional shares of Common Stock (the "Additional Shares") from time to time in the future in accordance with the terms and conditions of the Combination Agreement. In accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Persons may be deemed to have beneficial ownership of these Additional Shares of Common Stock. PIE was also granted the right pursuant to the Combination Agreement, to purchase from the Issuer at the then market price such number of additional voting securities of the Issuer as would enable PIE to maintain its percentage of voting securities of the Issuer at up to 55%, reduced by net sales of Common Stock by PIE, whenever the Issuer offers more than 0.5% of its then outstanding voting securities to any person.

      2. Pursuant to the Combination Agreement, upon Closing the board of directors and officers of the Issuer were changed. All previous directors other than Messrs. Lynwood W. Swanson, William G. Langley, Lloyd R. Swenson and Donald
R. VanLuvanee resigned and Messrs. William A. Whitward, Alfred B. Bok, William Curran, Theo J.H.J. Sonnemans and Karel D. van der Mast were appointed to fill the vacancies. The executive officers of FEI were changed at Closing to consist of William A Whitward as chief Executive Officer, Dr. Lynwood W. Swanson as Chairman of the board of directors and Chief Scientist and William G. Langley as Chief Financial Officer. Subsequent to Closing there are no restrictions, except for certain provisions of the Combination Agreement described in Item 6 hereto, on PIE's ability as majority shareholder to elect or remove any or all directors of FEI. Although the Reporting Persons have no plans at present to modify the composition of the board of directors or officers of the Issuer following Closing, other than the planned replacement of William A. Whitward after locating a suitable replacement, the Reporting Persons specifically reserve the right to do so at any time and from time to time.

      3. Pursuant to the Combination Agreement, at Closing the Issuer acquired all outstanding shares of the companies conducting the PEO Business and issued the Definite Shares to PIE. Thus, the business conducted by the Issuer and the Issuer's corporate structure were materially changed.

      4. Pursuant to the Combination Agreement, prior to Closing the Articles of Incorporation of the Issuer were amended to increase the authorized shares of Common Stock of the Issuer to 30,000,000.

      Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, although each Reporting Person has no present intention to acquire any shares of Common Stock other than the 11,305,633 shares issued or to be issued pursuant to the Combination Agreement and has no present intention to dispose of any of such shares once acquired, each Reporting Person may acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and/or may dispose of shares of Common Stock on the NASDAQ national market, in privately negotiated transactions or otherwise. Any such transactions may be effected at any time and from time to time. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I hereto may make the same evaluation and may have the same reservations.

      This Item 4 is qualified in its entirety by reference to the Combination Agreement and the Letter Agreements which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

      (a) and (b). Pursuant to the Combination Agreement, PIE was issued the Definite Shares at the Closing, representing 55% of the Issuers outstanding shares of Common Stock, and may be issued without additional consideration the Additional Shares from time to time in the future in accordance with the terms and conditions of the Combination Agreement. Such Additional Shares are issuable to PIE upon the exercise, subsequent to Closing, by other persons of options outstanding as of Closing to purchase shares of Common Stock. In accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Persons may be deemed currently to have beneficial ownership of the Additional Shares. Assuming all options held by other persons to purchase Common Stock of the Issuer which were outstanding at Closing are exercised in full and all Additional Shares are issued to PIE in accordance with the Combination Agreement, PIE would beneficially own 55% of the outstanding Common Stock of the Issuer. PIE was also granted the right pursuant to the Combination Agreement, to purchase from the Issuer at the then market price such number of additional voting securities of the Issuer as would enable Philips to maintain its percentage of voting securities of the Issuer at up to 55%, reduced by net sales of Common Stock by PIE, whenever the Issuer offers more than

0.5% of its then outstanding voting securities to any person. Assuming FEI issues additional voting securities and PIE exercises this right in full PIE would beneficially own 55% of the outstanding Common Stock. By virtue of the fact that PIE is a wholly owned subsidiary of Philips, Philips and PIE may be deemed to share the voting and dispositive power over the 11,305,666 shares of Common Stock beneficially owned by PIE.

      To the knowledge of the Reporting Persons none of the persons listed on
Schedule I hereto own any shares of Common Stock.

      (c). On February 21, 1997 PIE acquired beneficial ownership of the 11,305,633 shares of Common Stock of the Issuer pursuant to the Closing of the Combination Agreement. In consideration for the 11,305,633 shares of Common Stock of the Issuer issued or to be issued to PIE, PIE transferred to the Issuer all of the outstanding shares of stock of PEO Holdings and PEO-US. There is no market in the stock of PEO Holdings and PEO-US and thus no price per Common Stock of the Issuer was determined. To the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this Statement on Schedule 13D.

      (d). To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed beneficially owned by the Reporting Persons.

      This Item 5 is qualified in its entirety by reference to the Combination Agreement and the Letter agreements which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

      PIE has certain rights to be issued without additional consideration, and to purchase, additional shares of Common Stock, which rights are more fully described in response to Item 5. PIE has also agreed pursuant to the Combination Agreement to vote all shares of voting stock of the Issuer as to which PIE has voting discretion to cause, to the extent possible, the Issuer's board of directors to have not less than two directors who qualify as "Independent Directors", as that term is defined in Section 6(a) of Part

III to Schedule D of the By-laws of the National Association of Securities Dealers, Inc. PIE has also agreed in the election of directors to occur at the annual meeting of FEI shareholders in April 1997, to vote all shares of voting stock of the Issuer as to which PIE has voting discretion so as to cause, to the extent possible, two persons who shall not be present or prior employees of any Affiliate of Philips other than the Issuer to be elected directors of the Issuer. PIE has also agreed pursuant to the Combination Agreement that for one year following Closing it will not, together with Philips and all corporations controlled by Philips, own more than 70% of the outstanding Common Stock of the Issuer, except with the consent of the Issuer as approved by a majority of the directors of the Issuer who are not affiliates of Philips, or as results from actions by the Issuer approved by such majority. PIE and the Issuer have also agreed pursuant to the Combination Agreement to cooperate in the sale to third parties, within six months following Closing, of up to 1 million shares of Common Stock by certain shareholders of the Issuer listed in Annex 5.14 to the Combination Agreement.

      This Item 6 is qualified in its entirety by reference to the Combination Agreement and the Letter Agreements which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

         Exhibit     Description

           1 Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c),
                     5.9(a), 5.13(a), 5.13(d), 5.16, 7.2 and 9.10
                     only, Philips Electronics N.V.

           2         Letter Agreement, dated November 22,
                     1996, between Philips Industrial
                     Electronics International B.V. and FEI
                     Company.

           3 Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics
                     International B.V., FEI Company and, for the purpose of Section 5 only, Philips
                     Electronics N.V.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 1997

                                          PHILIPS ELECTRONICS N.V.


                                          By: /s/ Arie Westerlaken
                                          Name:  Arie Westerlaken
                                          Title: General Secretary

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 1997

                                     PHILIPS INDUSTRIAL
                                     ELECTRONICS INTERNATIONAL B.V



                                     By /s/ Alfred B. Bok
                                     Name:  Alfred B. Bok
                                     Title: CEO and President




                                     By /s/ Theo Sonnemanns
                                     Name:  Theo Sonnemanns
                                     Title: CFO and Vice President

                                                                    Schedule I


A. MEMBERS OF THE SUPERVISORY BOARD OF PHILIPS ELECTRONICS N.V.

   Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory board, and thus no employer, employer's address or principal place of business of employer is listed.


NAME:                                       F.A. MALJERS
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       A. LEYSEN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                Belgium

NAME:                                       F.X. ORTOLI
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                France

NAME:                                       M. KUILMAN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       W. HILGER
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                Germany

NAME:                                       L.C. VAN WACHEM
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       C.J. OORT
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Retired
Citizenship:                                The Netherlands

NAME:                                       T.J. PERKINS
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Partner at Kleiner Perkins Caufield
                                            & Byers
Employer:                                   Kleiner Perkins Caufield & Byers
Employer's Address:                         Four Embarcadero Center, Suite
                                            3250, San Francisco, CA 94111
Principal Business of
Employer:                                   Venture Capital Investors
Citizenship:                                U.S.A.


B. BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF
   PHILIPS ELECTRONICS N.V.

   Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Philips Electronics N.V. at Groenewoudseweg 1, 5621 BA Eindhoven, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                                       C. BOONSTRA
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       President, Chairman of the Board of
                                            Management and the Group Management
                                            Committee
Citizenship:                                The Netherlands

NAME:                                       D.G. EUSTACE
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Vice
                                            Chairman of the Board of Management
                                            and the Group Management Committee
Citizenship:                                United Kingdom

NAME:                                       F.P. CARRUBBA
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Member of
                                            the Board of Management and the
                                            Group Management Committee
Citizenship:                                U.S.A.

NAME:                                       H. BODT
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Member of
                                            the Board of Management and the
                                            Group Management Committee
Citizenship:                                The Netherlands

NAME:                                       W. DE KLEUVER
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Member of
                                            the Board of Management and the
                                            Group Management Committee
Citizenship:                                The Netherlands

NAME:                                       J.C. TOLLENAAR
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Executive Vice President, Member of
                                            the Board of Management and the
                                            Group Management Committee
Citizenship:                                The Netherlands

NAME:                                       A.M. LEVY
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and President of Polygram
                                            N.V.
Citizenship:                                France

NAME:                                       M.P. MOAKLEY
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Medical Systems Division
Citizenship:                                U.S.A.

NAME:                                       D.J. DUNN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the Sound
                                            & Vision Division
Citizenship:                                United Kingdom

NAME:                                       J. WHYBROW
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Lighting Division
Citizenship:                                United Kingdom

NAME:                                       A.H.A. VEENHOF
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Domestic Appliances and Personal
                                            Care Division
Citizenship:                                The Netherlands

NAME:                                       Y.C. LO
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Components Division
Citizenship:                                Republic of China

NAME:                                       A.P.M. VAN DER POEL
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Semiconductors Division
Citizenship:                                The Netherlands

NAME:                                       A. BAAN
Business Address:                           Philips Electronics N.V.
                                            Groenewoudseweg 1
                                            5621 BA Eindhoven, The Netherlands
Principal Occupation:                       Member of the Group Management
                                            Committee and Chairman of the
                                            Business Electronics Division
Citizenship:                                The Netherlands


C. DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS INDUSTRIAL
   ELECTRONICS INTERNATIONAL B.V.

   Unless otherwise indicated, all of the directors and executive officers of Philips Industrial Electronics International B.V. are employed by Philips Industrial Electronics International B.V. at Building TQ III-2, P.O. Box 218, 5600 MD Eindhoven, The Netherlands, whose principal business is the managing of the Industrial Electronics Product division of Philips Electronics N.V. through a number of operating companies or business units.

NAME:                                       A.B. BOK
Business Address:                           Philips Industrial Electronics
                                            International B.V.
                                            Building TQ III-2
                                            P.O. Box 218
                                            5600 MD Eindhoven, The Netherlands
Principal Occupation:                       CEO and President of Philips
                                            Industrial Electronics
                                            International B.V.
Citizenship:                                The Netherlands

NAME:                                       J.A.J. VAN KUIJEN
Business Address:                           Philips Industrial Electronics
                                            International B.V.
                                            Building TQ III-2
                                            P.O. Box 218
                                            5600 MD Eindhoven, The Netherlands

Principal Occupation:                       HRM and Vice-President of Philips
                                            Industrial Electronics
                                            International B.V.
Citizenship:                                The Netherlands

NAME:                                       T.J.H. SONNEMANS
Business Address:                           Philips Industrial Electronics
                                            International B.V.
                                            Building TQ III-2
                                            P.O. Box 218
                                            5600 MD Eindhoven, The Netherlands
Principal Occupation:                       CFO and Vice-President of Philips
                                            Industrial Electronics
                                            International B.V.
Citizenship:                                The Netherlands